EX-99.28(j)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm in the Registration Statement on Form N-1A of Jacob Funds Inc. and to the use of our reports dated October 24, 2012 for Jacob Internet Fund, Jacob Wisdom Fund and Jacob Small Cap Growth Fund, and January 29, 2013 for the Jacob Micro Cap Growth Fund, with respect to the financial statements and financial highlights of Jacob Internet Fund, Jacob Wisdom Fund, Jacob Small Cap Growth Fund and Jacob Micro Cap Growth Fund, each a series of shares of Jacob Funds Inc. Such financial statements and financial highlights appear in the 2012 Annual Reports to Shareholders that are incorporated by reference into the Statement of Additional Information.

BBD, LLP

Philadelphia, Pennsylvania
March 28, 2013